Rover Group, Inc.
720 Olive Way, 19th Floor
Seattle, WA 98101
VIA EDGAR
November 16, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street N.E.
Washington, D.C. 20549-3010
Attention: Katherine Bagley
RE: Rover Group, Inc.
Registration Statement on Form S-1
File No. 333-260937
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rover Group, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date of the Registrant’s above-referenced Registration Statement on Form S-1 (File No. 333-260937) (the “Registration Statement”). The Registrant respectfully requests that the Registration Statement become effective as of 4 p.m., Eastern Time, on Thursday, November 18, 2021, or as soon thereafter as practicable.
By separate letter, the underwriters of the proposed offering join in this request for acceleration.
Please call Michael Nordtvedt of Wilson Sonsini Goodrich & Rosati LLP, outside counsel to the Registrant, at (206) 883-2524 to provide notice of the effectiveness of the Registration Statement.
[Signature Page Follows]

Very truly yours,

Rover Group, Inc.

By:	/s/ Melissa Weiland
Name: Melissa Weiland
Title: General Counsel

cc:	Melissa Weiland, Rover Group, Inc.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati LLP
John Brust, Wilson Sonsini Goodrich & Rosati LLP
Craig Sherman, Wilson Sonsini Goodrich & Rosati LLP
[Registrant SIGNATURE PAGE TO ACCELERATION REQUEST]